February 25, 2005


      Mail Stop 0409

Mr. Graham Alexander
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, British Columbia
Canada V7K 2G3

Re:	Rancho Santa Monica Developments Inc.
      Form SB-2 filed January 28, 2005
      File No. 333-122375

Dear Mr. Alexander:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note your use of the term "Company" throughout the prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.


Summary, page 4
3. We refer to the introductory paragraph on page 4 where you state that the "summary is not complete." While we understand that a summary, by its very nature, is not a complete discussion of all the factors affecting an investment in your company`s common stock, your current disclosure implies that your disclosure under this heading represents an incomplete summary. Please revise to remove this qualification or to ensure that the section summarizes the material elements of the offering.
4. Please balance your disclosure here by prominently disclosing at the beginning of this section that your auditors have raised a concern as to your ability to continue as a going concern.

Risk Factors, page 6

General
5. Please include a risk factor addressing that substantially all of your revenues will be generated from management and other fees related to apartment units owned by a third party. Also, please discuss the fact the apartment units have yet to be completed.
6. Please include a risk factor discussing the risk of control by your largest stockholder, Graham Alexander.
7. Please include a risk factor that addresses the fact that you do not yet have legal title to the Mexico Property.
8. Please include a risk factor that addresses your lack of comprehensive liability insurance with respect to your business operations.
9. Please add a risk factor that addresses the features of the Articles of Incorporation that may deter or prevent a change in control, including, for example, the ability of the Board of Directors to issue "blank-check" preferred stock.
10. Please add a risk factor discussing the potential dilutive effects of your Equity Compensation Plan, sales of restricted shares and your anticipated continued reliance on equity sales to fund your operations. The restricted shares disclosure should include a discussion on when the restricted shares will begin to become available for sale.




We have yet to attain profitable operations and because we will need additional financing to fund the development of our property, our accountants believe there is substantial doubt about our ability to continue as a going concern, page 6
11. Please clarify whether you anticipate needing additional financing to complete the development of your property. Your disclosure in MD&A, for example, states that you will require additional financing to fund your anticipated expenditures only if you do not generate revenues from the Mexico property. However, we note that revenues will not be generated from the property until the development is completed. Therefore, if you require financing to complete the development of the property, please clearly disclose that here and in MD&A, quantifying such amount. Specifically, please also quantify the "significant capital expenditures" referred to in the second paragraph that will need to be paid prior to you being able to generate revenues.

Environmental and Other Regulations May Have An Adverse Effect On
Our
Business, page 7
12. On page 20, you state that the Vendor is still waiting to receive a permit from PROFEPA regarding the construction of the cabanas and reception area on the Mexico Property. You also note on page 20, that once the permit is approved you need to obtain a local permit from the municipality of Solidaridad for your proposed business operations on the Mexico Property. Please revise this risk factor to include the risks involved in your failing to obtain the required permits.
You also state on page 20, that the "Vendor completed 80% of the construction of the cabanas, reception area, sewer system and water facilities." Supplementally please explain how construction of the cabanas and reception areas was undertaken given that the appropriate permits have yet to be obtained.
We Are Highly Dependent On Our Senior Management, page 7
13. We note the generic nature of this risk factor. Since all companies rely on their key personnel, clearly explain how the loss of Mr. Alexander or other key executives would affect your company.
For example, please elaborate on the risk posed by losing their knowledge and business contacts.

Selling Stockholders, page 10

14. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

15. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

Plan of Distribution, page 13
16. We refer to your statement that "the selling stockholders and any broker-dealers who execute sales for the selling stockholders will be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales." Please revise your disclosure to indicate why you have determined that the selling stockholders are underwriters as defined by Section 2(a)(11) of the Securities Act.

Directors, Executive Officers, Promoters and Control Persons, page
14
17. On the last page of the registration statement, under Graham Alexander`s first signature, you state that Graham Alexander`s title is President and Chief Executive Officer. Also on the last page of the registration statement, under Graham Alexander`s second signature, you state that his title is Chief Executive Officer, Chief
Financial Officer, President, Secretary, Treasurer and Director. In this section, you state his title is Director, President, Secretary and Treasurer. Please revise these disclosures so that Graham Alexander`s complete title is listed consistently throughout the document.
18. In your description of Graham G. Alexander`s business experience, you state that he has worked for Future Shop Sales, Canaccord Capital
Corporation and Global Securities Corporation. Please state the nature of these businesses. In addition, please disclose where he is currently employed.
19. You state that Angela Manetta attended SFU. Please define the acronym SFU. In addition, please disclose who employs Ms. Manetta.

Compensation, page 15
20. In the second paragraph, you state that Ms. Manetta agreed to provide you with consulting services in consideration "of $1,800 per month and at a rate of $200 thereafter." Please revise to state the date that the $200 monthly rate begins.

Security Ownership of Certain Beneficial Owners and Management,
page
16
21. In the top section of the Security Ownership Table, you state that Graham Alexander owns 52.9% or your common stock. In the bottom section, you state that Graham Alexander owns 54.3% of your common stock. Please advise or revise.

Interest of Named Experts and Counsel, page 18
22. You note that "[n]o expert or counsel named in this prospectus...is to receive, in connection with the offering, a substantial interest, direct or indirect, in Rancho or any of its subsidiaries." The use of "substantial" in this instance is too vague and abstract. Please revise your disclosure to state whether any expert or counsel received an interest in you, valued over $50,000, in connection with your offering. Refer to Item 509 of Regulation S-B.
Description of Business, page 20
23. Please supplementally inform us if you have a website, and if you do, tell us the address of the website. Also, if you have a website please consider disclosing the address of your website in this section.
24. Please reduce your reliance on defined terms in this section. Many of the terms that you have defined, such as "Tenants," "Units,"
"Mexico Property," "Purchase Agreement" and "Vendor" are either easily understood without definition or, in the case of "Vendor," are potentially confusing to investors.
In General, page 20
25. You state that you "have acquired real property located in Solidaridad, Mexico on which [you] are constructing cabanas and a reception area." Please revise to disclose what percentage of the construction remains and the cost of the construction to date. In connection with this, please specify the type of work that has not been completed and whether the company is directly involved in the completion of this work or whether it has employed contractors to complete the remaining work. If it has employed third-party contractors, please disclose the material terms of the agreements with the contractors.
26. You state that you "plan to earn revenues from management services provided to the apartment units being constructed." Please revise to state what percentage of the construction remains on the apartment units and the estimated time of completion and whether you are obligated, in any way, to fund a portion or all of these costs.
27. Your statement that your business plan going forward is to achieve "long-term capital gains" implies that you intend to purchase properties and then sell them at a later date. If so, please disclose this and indicate what timeframe you would expect to hold individual properties that you acquire.
28. Please revise to discuss in further detail what type of "management services" you will provide and whether you have entered into a management agreement with the owner of the properties you intend to manage. If no management agreement has been entered into, please disclose your basis for stating that you will provide these services and your estimates regarding the fees you will receive in exchange for providing these services.
29. In light of the fact that you have no employees and have no plans to add any employees during the next twelve months, please explain how you intend to provide management services to the properties adjoining your property. We note, for example, that your offices are located in British Columbia. If the management services will be performed through agreements with third parties, please discuss the anticipated costs associated with such an arrangement.

Acquisition of Solidaridad Property, page 20
30. On page F-9, you state that you paid $25,669 of the $30,000 owed to the Vendor as of November 30, 2004. In this section, you note that you "made a payment of $30,000 to the Vendor." Please clarify whether you have paid the Vendor the full $30,000.
31. On page 22, you state that you will provide management services for $10 per night and maintenance, security and gardening services for $250 per Unit per month. In this section, you state that you "will provide security, property management services, maintenance and gardening services for the Mexico Property for a fee of $250 per Unit per month." Please revise to explain how the management services under each of the bullet points differs.
32. In the last full paragraph, you state that "[u]nder Mexican law we own the right to possess and make use of the Mexico Property but do not own title to the property until a legal survey is completed by the Mexican government." Please revise to clarify whether your payment to the Vendor for the Mexico Property is a one-time fee for the land use rights or whether additional payments will be due to the government. Please revise to describe your land use rights and any limitations on your use of the property or the right to convey or transfer your rights. Finally, please revise to disclose the anticipated timing of the legal survey by the Mexican governments.

Property Description, page 21
33. Please revise to clearly indicate your property`s location on the map, as well as the location of the adjoining property to which you will provide management services.

Revenue, page 22
34. Please clarify how you determined the estimated amount of the fees listed on the top of page 22. In addition, we note that your total figure assumes that rental revenues will be generated each night. It is not clear what basis you have to assume that you will receive rental revenues each night. If this conclusion is based on a survey conducted by management regarding occupancy rates of similar properties in the area, please disclose this. If not, the inclusion of these figures may constitute a projection that must be supported by a reasonable basis. Please see Item 10 of Regulation S-B.
35. Similarly, we note your statement that the total fees assumes the receipt of management fees each night. Please revise the prospectus to indicate whether management fees will be received only if the units are occupied or whether management fees will be based on fixed monthly or annual fees.
36. It is not clear how you have determined that you can expect to receive $6,600 for the services listed and whether the $6,600 figure is meant to represent a monthly or annual figure. Please revise accordingly. As part of your revision, please disclose the number of units and cabanas represented.

Competition, page 22
37. Please revise to disclose your competitive position and methods of competition for all aspects of your business. In connection with this, please explain your criteria as to what constitutes a competitor. Please refer to Item 101(b)(4) of Regulation S-B.

Government Regulation, page 22
38. Please state your costs and effects of compliance with environmental laws. Refer to Item 101(b)(11) of Regulation S-B.





Employees, page 23
39. Please disclose that your consulting agreements are with the executive officers of the company.

Management`s Discussion and Analysis or Plan of Operation, page 24

General
40. Please revise to include a discussion of whether your business
will be subject to seasonality.   Refer to Item 303(b)(1)(vii) of
Regulation S-B.

Milestones and Objectives, page 24
41. We note your statement that you plan to pay out $9,600 over the
next 12 months in consulting fees.   However, we note that your
current agreements require you pay to pay $800 per month to Mr. Alexander as well as $200 - $800 per month to Ms. Manetta. Please revise to include both payments in this chart.

Liquidity and Capital Resources, page 25
42. If material, disclose any known trends, events or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

Office Location, page 26
43. Please revise to state whether your rental agreement with your President was negotiated at arms length.

Investment Policies, page 27
44. You state that your "most significant real estate operation is through [your] ownership interest in the Mexico Property." From this disclosure it appears that you have real estate operations other than your operations in Solidaridad. Please advise or revise as necessary.
45. Please revise to describe your policy with respect to investing in real estate, indicating whether your policy may be changed by the directors without a vote of security holders and what percentage of assets you may invest in any one property. Refer to Item 102(b) of
Regulation S-B.
46. Please revise to indicate any limitations on the number or amount of mortgages which may be placed on your properties. Refer to Item
102(b)(1) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 28

Rule 144 Shares, page 28
47. Please revise to disclose when your shares will begin to become available for sale under Rule 144.

Securities Authorized for Issuance under Equity Compensation
Plans,
page 29
48. You state that your Stock Option Plan "is administered by our Board of Directors or by a committee of two or more non-employee directors appointed by the Board of Directors." Please revise to state who is currently administering the Plan.

Financial Statements

General

49. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Statement of Cash Flows, page F-5

50. We note in footnote 3 that the consideration given for the property consisted of cash and account and note payable to the seller. To the extent that this transaction did not result in cash flows, revise the statement of cash flows as appropriate to exclude the noncash effect of this transaction and report it in accordance with paragraph 32 of SFAS 95.

2. Significant Accounting Policies

51. Include a footnote detailing your foreign currency accounting policies including your functional currency, translation and foreign currency transactions. Refer to SFAS 52.

52. Revise the note to disclose that you do not own title to the property until a legal survey is completed by the Mexican government, as disclosed on page 20.

Legal Opinion
53. We note that the legal opinion states that counsel reviewed the registration statement "to be filed" with the Commission. Please have counsel revise its opinion to make clear that it reviewed the registration statement, as amended, that was filed with the Commission. Further, to the extent that counsel limits its opinion to a single filing made with the Commission, it will have to file updated opinions reflecting amendments to the registration statement.
54. Please have counsel limit its reliance on the matters included in the Officer`s Certificate so that it is clear that it relied solely on factual, not legal, matters.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	You may contact Robert Telewicz, Accountant, at (202) 824-
5356
or Jorge Bonilla, Senior Accountant, at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 942-
2811 or the undersigned at (202) 942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Stephen O`Neil, Esq. (via facsimile)
??

??

??

??

Rancho Santa Monica Developments Inc.
Page 1